MONTHLY REPORT - MAY, 2007
                               Global Macro Trust
                 The net asset value of a unit as of May 31, 2007 was $1,187.86, up 6.5% from $ 1,114.87 per unit as of April 30, 2007.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (470,306.986      $   5,868,503     518,460,945     524,329,448
   units) at April 30, 2007
Addition of 10,392.772 units on          68,394      11,518,200      11,586,594
   May 1, 2007
Redemption of 5,309.128 units on             (0)     (6,306,501)     (6,306,501)
   May 31, 2007
Net Income (Loss) - May, 2007           511,265      34,779,514      35,290,779
                                    -----------  --------------  --------------
Net Asset Value at May 31, 2007   $   6,448,162     558,452,158     564,900,320
                                    ===========  ==============  ==============
Net Asset Value per Unit at May
31, 2007 (475,562.306 units
inclusive of 171.676 additional
units.)                                          $     1,187.86


                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 11,659,841      22,230,925

      Change in unrealized gain (loss) on open       32,951,389      68,242,024
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                0               0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                           (37,216)         89,731


   Interest income                                    2,215,522      10,081,098

   Foreign exchange gain (loss) on margin                89,851         (60,490)
      deposits

Total: Income                                        46,879,387     100,583,288

Expenses:
   Brokerage commissions                              3,293,181      14,604,903

   20.0% New Trading Profit Share                     8,147,070      13,817,211

   Custody Fees                                               0          18,133

   Administrative expense                               148,357         711,495


Total: Expenses                                      11,588,608      29,151,742

Net Income (Loss) - May, 2007                      $ 35,290,779      71,431,546


* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                     To the best of my knowledge and belief,
                                     the information contained herein is
                                     accurate and correct.

                                         /s/ Harvey Beker
                                         Harvey Beker, President
                                         Millburn Ridgefield Corporation
                                         Managing Owner
                                         Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      June 6, 2007



Dear Investor:

Global Macro Trust ("GMT") was up 6.55% for May, 2007. Year-to-date the Trust is up 14.21%

There has been substantial media comment on various U.S. and international stock indexes' hitting all time highs in May, and the equity sector was an important contributor to May's returns. However, a bigger contributor was a stealth move up in global interest rates, a macroeconomic factor not usually accompanying rising stock prices. Robust worldwide economic growth, corporate buyouts and buybacks, and abundant worldwide liquidity have supported equities notwithstanding rising interest rates. Currency trading was also profitable in May, and commodity trading - energy, metals, agriculturals - was, in the aggregate, about flat.

The interest rate rise generated profits on short positions in Australian, German, British and U.S. bond and note futures, and on European, Canadian and U.S., short-term interest rate futures. Long positions in Japanese and Canadian bonds were unprofitable.

Long positions in European, U.S., Canadian, Japanese, Hong Kong, Chinese, Taiwanese, Australian and South African stock index futures were profitable in May. Long positions in Italian and Swedish futures were flat.

The so-called carry trade, where high yielding currencies are purchased and low yielding currencies sold short, was alive and well in May. Long positions were profitable in the U.S., Australian and New Zealand dollars and the Mexican peso against the yen; the Australian and Canadian dollars and the British pound against the Swiss franc; the New Zealand dollar and Turkish lira versus the euro; and the pound versus the Swedish krona. Emerging market currencies gained versus the dollar, and long positions were profitable in the Brazilian real, Indian rupee, Mexican peso, Turkish lira and Icelandic krona. Short dollar positions against the European currencies, the Singapore dollar and the South African rand were unprofitable.

The Trust was lightly positioned on the short side in the energy markets due to high volatility and the lack of clearly defined price direction. Results were about flat.

Metals were mixed but generally lower. A small profit on a long position in lead was narrowly outweighed by small losses on long positions in gold, copper and aluminum. Long positions in tin, zinc, nickel, platinum and silver were flat.

In the agricultural sector, profits from grains were marginally higher than losses from tropical soft commodities and livestock. Long positions in soybeans, soybean oil, soybean meal and cocoa were profitable and a long position in cattle and short positions in cotton, coffee and sugar were unprofitable.

                                     Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman